FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 28, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES SALE OF PART OF ITS ISSUED SHARE CAPITAL BY CONTROLLING SHAREHOLDER

Netanya, Israel – June 28, 2011 – Cellcom Israel Ltd. (“Company”) (NYSE: CEL) announced today that, further to its report earlier today that Discount Investment Corporation Ltd., or DIC, the Company's controlling shareholder, is considering selling up to 5% of the Company's share capital, DIC has announced today that it has entered into an agreement with a financial institution to sell 3,260,870 shares of Company stock, constituting approximately 3.3% of the Company’s issued share capital, for a total consideration of NIS 300 million in cash. The agreement also contains an option, exercisable by the purchaser today, for the sale of an additional 1,700,000 shares, constituting approximately 1.7% of the Company’s issued share capital, for total additional consideration of approximately NIS 156 million in cash. The Agreement also provides that in case these shares or part thereof will be sold by the purchaser at a price per share exceeding NIS 92.5 within 72 hours from signing the agreement, the purchaser shall pay DIC an additional consideration equal to 80% of the part of the consideration exceeding such price per share for the shares that will be sold in such price. The purchaser has informed DIC of its intention to place such shares for sale outside the United States to non-US investors. The agreement further provides that DIC will not dispose of any of the Company’s shares owned by it following this sale until August 15, 2011, unless DIC obtains the consent of the said financial institution purchaser. The sale is scheduled to be completed today. Following the completion of the transaction, DIC will hold approximately 45% of the Company’s issued share capital (approximately 48.4% of the Company's voting rights), or if the option is exercised, approximately 43.3% of the Company’s issued share capital (approximately 46.7% of the Company's voting rights).
The shares have not been and will not be registered under the U.S. Securities Act of 1933.  Accordingly, the shares may not be offered or sold in the United States.
For additional details regarding DIC's announcement earlier today please see the Company's current report on form 6-K filed today.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.395 million subscribers (as at March 31, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel& US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	June 28, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel